UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setawan Andi Setiawan VP Investor Relations

Date: January 16, 2020

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Information about The Composition of Audit Committee of PT Telkom Indonesia (Persero) Tbk.

Nomor: TEL. 07/LP 000/COP-I5000000/2020

Jakarta, January 15, 2020

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: The Composition of Audit Committee of PT Telkom Indonesia (Persero) Tbk

Dear Sir or Madam,

In order to comply with Indonesian Financial Services Authority Regulation No.55/POJK.04/2015 regarding the Establishment and Guidelines for Audit Committees, we hereby inform you the Composition of the Audit Committee of the Company as follows:

Chairman/Member Secretary/Member Member	: : :

Margiyono Darsasumarja (Independent Commissioner)

Tjatur Purwadi (Independent Member)

1. Marcelino Rumambo Pandin (Commissioner)

2. Marsudi Wahyu Kisworo (Independent Commissioner)

3. Sarimin Mietra Sardi (Independent Member)

Thank you for your attention.

Best Regards,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank Tabungan Negara (Persero) Tbk and PT Bank Permata Tbk).